Sub-Item 77D - Policies With Respect to
 Security Investments
Y

Portfolio Turnover

Portfolio turnover refers to the frequency of portfolio transactions and the percentage of portfolio assets being bought and sold in the aggregate during the year. Although
 Aeltus does not purchase securities with the intention of profiting from short-term trading, Aeltus buys and sells securities on behalf of the Portfolios whenever Aeltus believes such action is appropriate.
 Turnover rates for each of the Portfolios in excess of 100% may result in higher transaction costs (which are borne directly by th

The average annual turnover rate of each of Real Estate, Mid Cap, International, Index
 Plus Mid Cap, Index Plus Small Cap, and
 Index Plus Bond is not expected to exceed
 175%. The average annual turnover rate of High Yield is not expected to exceed 250%.
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